UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 2)

Toga Limited
(Name of Issuer)

Common Stock

(Title of Class of Securities)

88907T204

(CUSIP Number)

Jeffrey P. Berg

Baker Hostetler, LLP

11601 Wilshire Boulevard, Suite 1400

Los Angeles, CA 90025

(310) 442-8850

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

February 26, 2018

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Lim Jun Hao
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (see instructions) OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Malaysia

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 5,017,671
	8.	SHARED VOTING POWER 0
	9.	SOLE DISPOSITIVE POWER 5,017,671
	10.	SHARED DISPOSITIVE POWER 0

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,017,671
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.51%
14.	TYPE OF REPORTING PERSON (see instructions) IN

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Explanatory Note

This Amendment No. 2 (this “Amendment No. 2”) amends the Schedule 13D originally filed on June 13, 2018 (the “Original Schedule 13D”, and together with this Amendment No. 2, this “Schedule 13D”).  This Amendment No. 2 relates to the common stock, par value $0.0001 per share (the “Common Stock”), of Toga Limited, a Nevada corporation (“Toga Limited” or the “Issuer”), owned by Mr. Lim Jun Hao (“Mr. Lim”), a Reporting Person identified therein. This Amendment No. 2 amends and restates the Original Schedule 13D to reflect that Mr. Lim and the other Reporting Persons in the Original Schedule 13D shall not be deemed to constitute a group for purposes of Section 13(d)(3) of the Exchange Act.

Mr. Lim ceased being affiliated with Toga Capital Sdn. Bhd., a Malaysian entity (“Toga Capital”) when he resigned his director and executive officer positions in Toga Capital on April 18, 2018 and sold all of his ownership in Toga Capital on February 26, 2018 (stamped September 18, 2018, explained below). Mr. Lim, Toh Kok Soon and Goh Seng Guan sold their shares in Toga Capital pursuant to a Purchase of Shares Agreement dated February 26, 2018. For share transaction documents in Malaysia, a stamp duty is levied and must be stamped within thirty days from the date of the agreement; however, the Purchase of Shares Agreement dated February 26, 2018 was not stamped within the thirty days, so an identical Purchase of Shares Agreement, dated September 14, 2018, was created and stamped September 18, 2018. Mr. Lim disclaims beneficial ownership of securities held by any of the other Reporting Persons described in the Original Schedule 13D and disclaims constituting a group.

For the avoidance of doubt, the Original Schedule 13D filing, which stated that Messrs. Toh, Lim and Goh had current shareholdings, director and executive officer positions in Toga Capital was incorrect when filed on June 13, 2018. Messrs. Toh, Lim and Goh had already sold their shares four months before such filing was made and Messrs. Toh and Lim had already resigned their director and executive officer positions four and two months before such filing was made. Messrs. Toh and Lim are filing amendments to the Original Schedule 13D to clarify and correct the timeline and record.

Capitalized terms used but not otherwise defined herein have the respective meanings ascribed to them in the Original Schedule 13D. Except as set forth below, all previous Items are unchanged with regards to Mr. Lim.

Item 1. Security and Issuer.

Item 1 is hereby amended and restated in its entirety as follows:

This Schedule 13D relates to shares of Common Stock of Toga Limited (the “Shares”). The Issuer’s principal executive office is 2575 McCabe Way, Suite 100, Irvine, California 92614.

Item 2. Identity and Background.

Item 2(a) is hereby amended and restated in its entirety as follows:

This Schedule 13D is being filed individually Mr. Lim. This statement is filed by Mr. Lim only with respect to the shares of Common Stock beneficially owned by him and held in his name. Mr. Lim and the other Reporting Persons in the Original Schedule 13D shall not be deemed to constitute a “group” for purposes of Section 13(d)(3) of the Exchange Act.

Item 2(b) is hereby amended and restated in its entirety as follows:

The business address of Mr. Lim is TOGA LIMITED, G/F, Block D, Soho 2, Empire Damansara, Jalan PJU 8/8A, Damansara Perdana, 47820 Petaling Jaya, Selangor, Malaysia.

Item 2(c) is hereby amended and restated in its entirety as follows:

The principal occupation of Mr. Lim is Deputy Executive Officer of the Issuer.

Item 5. Interest in Securities of the Issuer.

Item 5(a)-(b)(iii) is hereby amended and restated in its entirety as follows:

As of the date of this Schedule 13D, Mr. Lim beneficially owned in the aggregate 5,017,671 Shares, 5.51% of the outstanding Shares. Mr. Lim has the sole power to vote or direct the vote of and to dispose of or direct the disposition of all of the Shares beneficially owned by him. The percentages used herein are calculated based upon the 91,130,986 Shares outstanding as disclosed by the Company in its recently filed DEF 14A, with a record date of July 13, 2020, and filed with the SEC on July 27, 2020.

Item 5(a)-(b)(iv) is hereby deleted in its entirety.

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SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

/s/ Lim Jun Hao
Lim Jun Hao

Deputy Executive Officer
Insert Title

September 8, 2020
Insert Date

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